SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR July 1, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Employee Trust announcement dated 2 June 2005
Exhibit No. 2               Employee Trust announcement dated 3 June 2005
Exhibit No. 3               Employee Trust announcement dated 7 June 2005
Exhibit No. 4               Holding(s) in Company announcement dated
                            9 June 2005
Exhibit No. 5               Holding(s) in Company announcement dated 9 June 2005
Exhibit No. 6               Employee Trust announcement dated 9 June 2005
Exhibit No. 7               Employee Trust announcement dated 10 June 2005
Exhibit No. 8               Holding(s) in Company announcement dated
                            10 June 2005
Exhibit No. 9               Holding(s) in Company announcement dated 10 June
                            2005
Exhibit No. 10              Employee Trust announcement dated 13 June 2005
Exhibit No. 11              Director Shareholding announcement dated
                            14 June 2005
Exhibit No. 12              Employee Trust announcement dated 15 June 2005
Exhibit No. 13              Holding(s) in Company announcement dated
                            15 June 2005
Exhibit No. 14              Employee Trust announcement dated
                            17 June 2005
Exhibit No. 15              Employee Trust announcement dated
                            21 June 2005
Exhibit No. 16              Holding(s) in Company announcement dated
                            22 June 2005
Exhibit No. 17              Holding(s) in Company announcement dated
                            22 June 2005
Exhibit No. 18              Employee Trust announcement dated
                            23 June 2005
Exhibit No. 19              Holding(s) in Company announcement dated
                            23 June 2005
Exhibit No. 20              Employee Trust announcement dated
                            24 June 2005
Exhibit No. 21              Holding(s) in Company announcement dated
                            24 June 2005
Exhibit No. 22              Holding(s) in Company announcement dated
                            24 June 2005
Exhibit No. 23              Holding(s) in Company announcement dated
                            24 June 2005
Exhibit No. 24              Employee Trust announcement dated
                            27 June 2005
Exhibit No. 25              Holding(s) in Company announcement dated
                            28 June 2005
Exhibit No. 26              Holding(s) in Company announcement dated
                            28 June 2005
Exhibit No. 27              Employee Trust announcement dated 29 June 2005
Exhibit No. 28              Holding(s) in Company announcement dated
                            30 June 2005
Exhibit No. 29              Holding(s) in Company announcement dated
                            30 June 2005

Exhibit No.1

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 5 separate notifications, one dated 1 June 2005, and four dated 2 June 2005, that on those dates they disposed of a total of 194,081 Ordinary Shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,259,866 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

2 June 2005

Exhibit No.2

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")





This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 3 June 2005, that on this date they disposed of a total of 14,000 Ordinary Shares of 25p each in Allied Domecq PLC and transferred a total of 4,178 Ordinary Shares of 25p each in Allied Domecq PLC back into the Trust.



Both the disposal and transfer of shares were in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these transactions is 15,250,044 shares (made up of both Ordinary Shares and ADSs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





3 June 2005

Exhibit No.3

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 6 June 2005 and one dated 7 June 2005, that they disposed on those dates of a total of 500 American Depositary Shares (ADSs) and 62,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,185,544 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

7 June 2005

Exhibit No.4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


UBS AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


 Notification in respect of shareholder named in 2, acting through it's business group and legal entities detailed below.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


UBS Global Asset Management (Life) Limited                  3,988,812 shares                   (0.36%)

UBS AG London Branch

UBS Financial Services Inc.                                 60,647,766* shares                 (5.47%)

                                                            15,800 shares                      (0.01%)

UBS AG - Total

                                                            64,652,378 shares                  (5.84%)

*UBS AG London Branch holds 12,614,000
of the relevant shares by virtue of section 208(5) of the Companies Act 1985




5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at close of business on 7 June 2005



11. Date company informed


8 June 2005



12. Total holding following this notification


64,652,378



13. Total percentage holding of issued class following this notification


5.84%



14. Any additional information






15. Name of contact and telephone number for queries


Philippa Armstrong- Telephone: 0117 978 5190



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


9 June 2005

Exhibit No.5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2 and its subsidiary companies



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known



11. Date company informed


8 June 2005



12. Total holding following this notification


67,705,230



13. Total percentage holding of issued class following this notification


6.12%



14. Any additional information


Part of this holding may relate to hedging arrangements for customer transactions.



15. Name of contact and telephone number for queries


Philippa Armstrong- Telephone: 0117 978 5190



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


9 June 2005

Exhibit No.6

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 8 June 2005 and 9 June 2005, that on these dates they disposed of a total of 85,178 Ordinary Shares of 25p each in Allied Domecq PLC and transferred a total of 50 Ordinary Shares of 25p each in Allied Domecq PLC back into the Trust.

Both the disposal and transfer of shares were in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these transactions is 15,100,416 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

9 June 2005

Exhibit No.7

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 9 June 2005 and one dated 10 June 2005, that they disposed on those dates of a total of 48,251 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 15,052,165 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

10 June 2005

Exhibit No.8

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC.



2. Name of shareholder having a major interest


Aviva plc on behalf of itself and Morley Fund Management Limited (a subsidiary of Aviva plc)



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of shareholders named in 2 - Interests no longer notifiable



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



BNY Norwich Union Nominees Ltd                    7,068,832 shares
Chase GA Group Nominees Ltd                      17,858,539 shares
Chase Nominees ltd                                  788,370 shares
CUIM Nominee Ltd                                  6,134,504 shares
Total                                            31,850,245 shares



5. Number of shares / amount of stock acquired


Not known

6. Percentage of issued class


Not known



7. Number of shares / amount of stock disposed


Sales totalling 2,066,664 shares on 8 June 2005 and the transfer of 389,113 shares from a fund in which Aviva plc have a beneficial interest to a fund in which they have no beneficial interest.



8. Percentage of issued class


Sale:                   0.19%

Transfer:               0.04%

Total:                  0.22%



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Sale:         8 June 2005

Transfer:   Not known



11. Date company informed


9 June 2005



12. Total holding following this notification



31,850,245 shares



13. Total percentage holding of issued class following this notification



2.88%



14. Any additional information


None



15. Name of contact and telephone number for queries


Nick Giles - 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director of Secretariat & Deputy Company Secretary



Date of notification


10 June 2005

Exhibit No.9

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2 and its subsidiary companies



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known



11. Date company informed


9 June 2005



12. Total holding following this notification


65,255,012



13. Total percentage holding of issued class following this notification


5.90%



14. Any additional information


Part of this holding may relate to hedging arrangements for customer transactions.



15. Name of contact and telephone number for queries


Nick Giles - Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


10 June 2005

Exhibit No.10

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")





This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 10 June 2005, that they disposed on this date of a total of 77,500 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 14,974,665 shares (made up of both Ordinary Shares and ADSs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





13 June 2005

Exhibit No.11

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-

    beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    SHAREHOLDER NAMED IN 2 ABOVE


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,946 SHARES HELD IN PEPs

                     -123,612 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERVICES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME

                     - 11,377 SHARES HELD IN PEPs

    TOTAL            -219,111 SHARES




5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    TRANSFER OF 56,836 SHARES REGISTERED IN THE NAME OF MRS SHIRLEY ANNE TURNER INTO THE NAME OF

    MR RICHARD GRAHAM TURNER FOR NIL CONSIDERATION.


7)  Number of shares/amount of
    stock acquired



    MR RICHARD GRAHAM TURNER - 56,836 SHARES


8)  Percentage of issued class

    0.000%

9)  Number of shares/amount
    of stock disposed

    MRS SHIRLEY ANNE TURNER - 56,836 SHARES

10) Percentage of issued class

    0.000%

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    NIL CONSIDERATION

13) Date of transaction

    13 JUNE 2005

14) Date company informed

    13 JUNE 2005


15) Total holding following this notification

    RICHARD G TURNER - 64,336 SHARES HELD IN OWN NAME

                     -  6,946 SHARES HELD IN PEPs

                     -123,612 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERVICES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   -  9,340 SHARES HELD IN OWN NAME

                     - 11,377 SHARES HELD IN PEPs

    TOTAL            -219,111 SHARES




16) Total percentage holding of issued class following this notification

    0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information


    RICHARD TURNER'S AGGREGATE INTEREST IN THE SHARES FOR THE PURPOSES OF THE COMPANIES ACT

    REMAINS UNCHANGED.


24) Name of contact and telephone number for queries

    CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification


    CHARLES B. BROWN

    DIRECTOR, CORPORATE SECRETARIAT

    DEPUTY COMPANY SECRETARY



    Date of Notification    14 JUNE 2005

Exhibit No.12

                               Allied Domecq PLC


                  Employee Share Ownership Trust (the "Trust")



This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 14 June 2005 and two dated 15 June 2005, that they disposed on those dates of a total of 41,164 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 14,933,501 shares (made up of both Ordinary Shares and ADSs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary





15 June 2005

Exhibit No.13

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2 and its subsidiary companies



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known



11. Date company informed


15 June 2005



12. Total holding following this notification


67,055,308



13. Total percentage holding of issued class following this notification


6.06%



14. Any additional information


Part of this holding may relate to hedging arrangements for customer transactions.



15. Name of contact and telephone number for queries


Nick Giles - Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


15 June 2005

Exhibit No.14

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 16 June 2005, that they disposed on this date of a total of 1,336 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 14,932,165 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

17 June 2005

Exhibit No.15

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 20 June 2005 and one dated 21 June, that on 20 June 2005 they transferred a total of 6,000 Ordinary Shares of 25p each in Allied Domecq PLC back into the Trust and on 20 and 21 June they disposed of a total of 44,674 Ordinary shares of 25p each in Allied Domecq PLC.

Both the disposal and transfer of shares were in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these transactions is 14,893,491 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

21 June 2005

Exhibit No.16

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

Lehman Brothers International (Europe)


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of shareholder named in 2.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

Not Known


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

Not Known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

Not known, shareholding as at close of business on 17 June 2005


11. Date company informed

21 June 2005


12. Total holding following this notification

43,809,356


13. Total percentage holding of issued class following this notification

3.96%


14. Any additional information




15. Name of contact and telephone number for queries

Nick Giles - Telephone: 0117 978 5009


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary


Date of notification

22 June 2005

Exhibit No.17

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

Deutsche Bank AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of shareholder named in 2 and its subsidiary companies


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

Not Known


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

Not Known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

Not known


11. Date company informed

21 June 2005


12. Total holding following this notification

64,839,460


13. Total percentage holding of issued class following this notification

5.86%


14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions.


15. Name of contact and telephone number for queries

Nick Giles - Telephone: 0117 978 5009


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary


Date of notification

22 June 2005

Exhibit No.18

                               Allied Domecq PLC

                   Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 22 June 2005 that they disposed on that date, of a total of 55,000 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 14,838,491 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


23 June 2005.

Exhibit No.19

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Lehman Brothers International (Europe)



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at close of business on 20 June 2005



11. Date company informed


22 June 2005



12. Total holding following this notification


45,300,000



13. Total percentage holding of issued class following this notification


4.09%



14. Any additional information






15. Name of contact and telephone number for queries


Nick Giles - Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


23 June 2005

Exhibit No.20

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 24 June 2005 that they disposed on that date, of a total of 90,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 14,748,491 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

24 June 2005.

Exhibit No.21

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


UBS AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


 Notification in respect of shareholder named in 2, acting through it's business group and legal entities detailed below.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


UBS Global Asset Management (Life) Limited     4,044,448 shares          (0.36%)

UBS AG London Branch                           49,938,387 shares *       (4.51%)

UBS Financial Services Inc.                    15,800 shares             (0.01%)

UBS Securities LLC                             188 shares                (0.00%)

UBS Capital Markets LP                         496 shares                (0.00%)

UBS AG - Total                                 53,999,319 shares         (4.88%)



*UBS AG London Branch holds 1,412,000
of the relevant shares by virtue of section 208(5) of the Companies Act 1985


5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at close of business on 23 June 2005



11. Date company informed


24 June 2005



12. Total holding following this notification


53,999,319



13. Total percentage holding of issued class following this notification


4.88%



14. Any additional information



15. Name of contact and telephone number for queries


Philippa Armstrong- Telephone: 0117 978 5190



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


24 June 2005

Exhibit No.22

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Credit Suisse First Boston



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


 Notification in respect of shareholder named in 2, and its subsidiaries and affiliates detailed below.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



Credit Suisse First Boston (Europe) Limited   34,057,940 Shares           CSFBEL is interested in 5,000,000 of these
("CSFBEL")                                                                shares under Section 208(5) of the Act by
                                                                          virtue of the right to redelivery of equivalent
                                                                          securities under stock lending arrangements
Credit Suisse First Boston International      18,470 Shares
("CSFBi")
Credit Suisse First Boson LLC                  4,000 Shares

("CSFBLL")
CSFB Total                                     34,080,410



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at 22 June 2005



11. Date company informed


24 June 2005



12. Total holding following this notification


34,080,410



13. Total percentage holding of issued class following this notification


3.08%



14. Any additional information



CSFBEL, CSFBi and CSFBLLC are members of the investment banking business of Credit Suisse and reference to CSFB in this announcement includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holdings companies of CSFBEL, CSFBi and CSFBLLC are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSBFEL, CSFBi and CSFBLLC are interested.




15. Name of contact and telephone number for queries


Philippa Armstrong- Telephone: 0117 978 5190



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


24 June 2005

Exhibit No.23

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Lehman Brothers International (Europe)



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at close of business on 23 June 2005



11. Date company informed


24 June 2005



12. Total holding following this notification


77,970,706



13. Total percentage holding of issued class following this notification


7.05%



14. Any additional information



15. Name of contact and telephone number for queries


Nick Giles - Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


24 June 2005

Exhibit No.24

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 27 June 2005 that they disposed on that date, of a total of 48,950 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 14,699,541 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


27 June 2005.

Exhibit No.25

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

Allied Domecq PLC

2. Name of shareholder having a major interest

Credit Suisse First Boston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2 and its subsidiaries and affiliates including Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston International and Credit Suisse First Boston LLC - interests no longer notifiable.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known

5. Number of shares / amount of stock acquired

Not Known

6. Percentage of issued class

Not Known

7. Number of shares / amount of stock disposed

Not Known

8. Percentage of issued class

Not Known

9. Class of security

25 pence Ordinary shares

10. Date of transaction

Not known, shareholding as at 23 June 2005

11. Date company informed

27 June 2005

12. Total holding following this notification

Not Known

13. Total percentage holding of issued class following this notification

Not Known

14. Any additional information

CSFBEL, CSFBi and CSFBLLC are members of the investment banking business of Credit Suisse and reference to CSFB in this announcement includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name.

15. Name of contact and telephone number for queries

Nick Giles- Telephone: 0117 978 5009

16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


28 June 2005

Exhibit No.26

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

Deutsche Bank AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of shareholder named in 2 and its subsidiary companies


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

Not Known


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

Not Known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

Not known


11. Date company informed

27 June 2005


12. Total holding following this notification

68,151,862


13. Total percentage holding of issued class following this notification

6.16%


14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions.


15. Name of contact and telephone number for queries

Nick Giles - Telephone: 0117 978 5009


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary


Date of notification

28 June 2005

Exhibit No.27


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, two dated 28 June 2005 and two dated 29 June 2005, that they disposed on 27 and 28 June 2005 of a total of 4,375 American Depositary Shares (ADSs) and 131,550 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 14,550,491 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


29 June 2005

Exhibit No.28


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


UBS AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2, acting through it's business group and legal entities detailed below.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


UBS Global Asset Management (Life) Limited        4,042,854 shares      (0.37%)
UBS AG London Branch                              51,472,546 shares     (4.65%)
UBS Financial Services Inc.                       15,800 shares         (0.00%)
UBS Securities LLC                                188 shares            (0.00%)
UBS Capital Markets LP                            2,244 shares          (0.00%)
UBS AG - Total                                    55,533,632 shares     (5.02%)



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known, shareholding as at close of business on 29 June 2005



11. Date company informed


30 June 2005



12. Total holding following this notification


55,533,632



13. Total percentage holding of issued class following this notification


5.02%



14. Any additional information




15. Name of contact and telephone number for queries


Philippa Armstrong- Telephone: 0117 978 5190



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


30 June 2005

Exhibit No. 29



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Allied Domecq PLC



2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Notification in respect of shareholder named in 2 and its subsidiary companies



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not Known



5. Number of shares / amount of stock acquired


Not Known



6. Percentage of issued class


Not Known



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


Not known



11. Date company informed


29 June 2005



12. Total holding following this notification


50,155,237



13. Total percentage holding of issued class following this notification


4.53%



14. Any additional information


Part of this holding may relate to hedging arrangements for customer transactions.



15. Name of contact and telephone number for queries


Nick Giles - Telephone: 0117 978 5009



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director, Corporate Secretariat,  Deputy Company Secretary



Date of notification


30 June 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

1 July, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary